SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	January	2012
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated January 31, 2012

This Report on Form 6-K (excluding Schedule "A" to the Material Change Report included as Document 1) is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), and on April 28, 2008 (File No. 333-150470).

DOCUMENT 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Research In Motion Limited ("RIM") 295 Phillip Street Waterloo, Ontario N2L 3W8

2.	Date of Material Change:

January 21, 2012.

3.	News Release:

A news release was issued on January 22, 2012, through the newswire facilities of Marketwire, a copy of which is annexed hereto as Schedule "A".

4.	Summary of Material Change:

On January 22, 2012, RIM announced the appointment of Thortsen Heins as its new President and Chief Executive Officer ("CEO").

RIM also announced changes to the composition of its board of directors (the "Board"), including the appointments of Barbara Stymiest as independent Chair of the Board and Mike Lazaridis, former Co-Chair and Co-CEO of RIM, as Vice Chair of the Board and Chair of the Board's new Innovation Committee.  Jim Balsillie, former Co-Chair and Co-CEO of RIM, will remain on the Board as a director.  John Richardson, formerly Lead Director, will remain on the Board.  Mr. Heins and Prem Watsa, CEO of Fairfax Financial Holdings, also have been named to the Board, expanding the Board to 11 members.

5.	Full Description of Material Change:

The full details of the material change are more fully described in the news release annexed hereto as Schedule "A".

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information please contact Edel Ebbs of RIM at (519) 888-7465.

9.	Date of Report:

January 31, 2012.

Schedule "A"

Research In Motion

NASDAQ : RIMM
TSX : RIM

January 22, 2012 21:39 ET

Research In Motion Names Thorsten Heins President and CEO

- Board Acts on Recommendation of Co-CEOs to Implement Succession Plan

- Mike Lazaridis Named Vice Chair of the Board

- Jim Balsillie Remains a Director

- Barbara Stymiest Named Independent Board Chair

- Prem Watsa Named Independent Director

WATERLOO, ONTARIO--(Marketwire - Jan. 22, 2012) - The Board of Directors of BlackBerry® maker Research In Motion (RIM) (NASDAQ:RIMM)(TSX:RIM) today announced that, acting on the recommendation of its Co-Chief Executive Officers to implement the succession plan they previously submitted to the Board, it has unanimously named Thorsten Heins as President and Chief Executive Officer. Mr. Heins was also appointed to RIM's Board. The Board acted after conducting its own due diligence. Both appointments are effective immediately.

Mike Lazaridis, former Co-Chair and Co-CEO, has become Vice Chair of RIM's Board and Chair of the Board's new Innovation Committee. As Vice Chair, he will work closely with Mr. Heins to offer strategic counsel, provide a smooth transition and continue to promote the BlackBerry brand worldwide.

Mr. Heins said he looks forward to continuing to work with Mr. Lazaridis, globally recognized as a technology pioneer. He said, "Mike created a whole new way of communicating and I look forward to continuing our close collaboration."

On the transition to CEO by Mr. Heins, Mr. Lazaridis said, "There comes a time in the growth of every successful company when the founders recognize the need to pass the baton to new leadership. Jim and I went to the Board and told them that we thought that time was now. With BlackBerry 7 now out, PlayBook 2.0 shipping in February and BlackBerry 10 expected to ship later this year, the company is entering a new phase, and we felt it was time for a new leader to take it through that phase and beyond. Jim, the Board and I all agreed that leader should be Thorsten Heins."

Jim Balsillie remains a member of the Board. "I agree this is the right time to pass the baton to new leadership, and I have complete confidence in Thorsten, the management team and the company," he said. "I remain a significant shareholder and a Director and, of course, they will have my full support."

Mr. Lazaridis said that he decided to move from Co-Chair to Vice Chair of the Board in order to return the public's focus to what is most important: "the great company we have built, its iconic products, global brand and its talented employees."

Mr. Lazaridis added, "Thorsten has demonstrated throughout his tenure at RIM that he has the right mix of leadership, relevant industry experience and skills to take the company forward. We have been impressed with his operational skills at both RIM and Siemens. I am so confident in RIM's future that I intend to purchase an additional $50 million of the company's shares, as permitted, in the open market."

Mr. Heins said he believes that RIM has tremendous potential. He joined RIM from Siemens Communications Group in December 2007 as Senior Vice President for Hardware Engineering and became Chief Operating Officer for Product and Sales in August 2011.

"Mike and Jim took a bold step 18 months ago when RIM purchased QNX to shepherd the transformation of the BlackBerry platform for the next decade," Mr. Heins said. "We are more confident than ever that was the right path. It is Mike and Jim's continued unwillingness to sacrifice long-term value for short-term gain which has made RIM the great company that it is today. I share that philosophy and am very excited about the company's future."

Mr. Heins said that RIM has a strong foundation on which to build. "We have a strong balance sheet with approximately $1.5 billion in cash at the end of the last quarter and negligible debt. We reported revenue of $5.2 billion in our last quarter, up 24% from the prior quarter, and a 35% year-to-year increase in the BlackBerry subscriber base, which is now over 75 million."

Mr. Heins said, "BlackBerry 7 has been well received. We are very excited about PlayBook 2.0 and BlackBerry 10. The reception of our products at this year's Consumer Electronics Show was encouraging."

He continued, "RIM earned its reputation by focusing relentlessly on the customer and delivering unique mobile communications solutions. We intend to build on this heritage to expand BlackBerry's leadership position."

Mr. Heins said that RIM has grown quickly. "As with any company that has grown as fast as we have, there have been inevitable growing pains," he said. "We have learned from those challenges and, I believe, we have and will become a stronger company as a result.

"Going forward, we will continue to focus both on short-term and long-term growth, strategic planning, a customer- and market-based product approach, and flawless execution. We are in the process of recruiting a new Chief Marketing Officer to work closely with our product and sales teams to deliver the most compelling products and services."

Barbara Stymiest, who formerly served as a member of Royal Bank of Canada's Group Executive and has been a member of RIM's Board since 2007, has been named the independent Board Chair. John Richardson, formerly Lead Director, will remain on the Board. Prem Watsa, Chief Executive Officer of Fairfax Financial Holdings, also was named to the Board, expanding it to 11 members.

Speaking on behalf of the Board, Ms. Stymiest said: "We believe that Thorsten is the right executive to succeed Mike and Jim. He has 27 years of telecommunications experience, including four years at RIM in senior management positions. As a Board, we have been impressed with his outstanding management skills, his leadership and his accomplishments within the company."

Ms. Stymiest also expressed the Board's respect and admiration for Messrs. Lazaridis and Balsillie, the company they built, and the steps they have taken to position RIM for the future.

"They created RIM, nurtured it, and in the process not only built an iconic brand, but literally pioneered the smartphone industry," she said. "It is Canada's largest tech company and one of the largest in the world."

Conference Call and Webcast

A conference call and live webcast will be held beginning at 8 am ET, January 23, 2012, which can be accessed by dialing 1-800-814-4859 (North America), (+1)416-644-3414 (outside North America) or through your personal computer or BlackBerry® PlayBook™ tablet at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 10 am ET by dialing (+1)416-640-1917 and entering passcode 4509630#. A replay of the webcast will be available on your personal computer or BlackBerry PlayBook tablet by clicking the link above. This replay will be available until midnight ET, February 6, 2012.

About Thorsten Heins

Thorsten Heins, 54, is a respected business leader with 27 years of broad experience and expertise in wireless networks and consumer electronics devices. Mr. Heins has a global reputation for his organizational and leadership skills and his ability to build successful organizations that deliver on their commitments. Prior to today's announcement, Mr. Heins was one of RIM's two Chief Operating Officers and, before that, Senior Vice President for the Handheld Business Unit. He played key roles in the creation of RIM's product portfolio. Mr. Heins came to RIM in December 2007 from the industrial conglomerate Siemens AG. He joined Siemens in 1984 after graduating from the University of Hannover in his native Germany. At Siemens, Mr. Heins rose through the ranks of R&D customer service, sales and product management positions. After serving as Chief Executive Officer of various business divisions in the communication business, Mr. Heins moved to Chief Technology Officer and member of the Group Board of the Siemens Communications Group. He came to RIM after being impressed by the level of innovation displayed by founders Mike Lazaridis and Jim Balsillie. Mr. Heins is married with a daughter and a son. Away from RIM, he is usually outdoors bicycling, motorcycling, skiing or hiking.

About Barbara Stymiest

Barbara Stymiest has served as a director of RIM since March 2007. She has an HBA from the Richard Ivey School of Business, University of Western Ontario, and an FCA from the Institute of Chartered Accountants of Ontario. Ms. Stymiest joined Royal Bank of Canada in 2004, where she served as a member of RBC's Group Executive, which is responsible for the overall strategic direction of the company. Prior to that, she held positions as Chief Executive Officer at TSX Group Inc., Executive Vice-President and Chief Financial Officer at BMO Nesbitt Burns and Partner of Ernst & Young LLP. Ms. Stymiest is currently a Director of George Weston Limited, Toronto Rehabilitation Institute, the Canadian Institute for Advanced Research, the Royal Ontario Museum.

About Prem Watsa

Prem Watsa is the Chairman of the Board of Directors and the Chief Executive Officer of Fairfax Financial Holdings Limited, a financial services holding company whose corporate objective is to achieve a high rate of return on invested capital and build long-term shareholder value, since 1985. He is also Vice President of Hamblin Watsa Investment Counsel Ltd. since 1985. Mr. Watsa formerly served as Vice President of GW Asset Management from 1983 to 1984 and in various positions, ultimately as a Vice President, with Confederation Life Investment Counsel from 1974 to 1983.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM). For more information, visit www.RIM.com or www.BlackBerry.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including: statements relating to the new role of RIM's Vice Chair and its new Innovation Committee; the anticipated timing of the launches of BlackBerry PlayBook OS 2.0 software and BlackBerry 10; Mr. Lazaridis' intention to purchase additional RIM shares, as permitted, in the open market; RIM's plans, strategies and expectations going forward; RIM's intention to recruit a new Chief Marketing Officer; and the anticipated benefits of the Company's efforts. The terms and phrases "will", "continue", "innovating", "look forward", "shipping", "expected", "entering a new phase", "committed", "intend", "take the company forward", "potential", "transformation", "build", "expand", "going forward", "in the process" and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints, new product introductions, RIM's expectations regarding its business, strategy and prospects, RIM's confidence in the cash flow generation of its business, and applicable regulatory requirements and RIM policies relating to purchases of RIM securities.

Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services in a timely manner at competitive prices; risks related to delays in new product introductions, including the BlackBerry PlayBook OS 2.0 software and BlackBerry 10; risks related to intense competition, including RIM's ability to compete in the tablet market; RIM's ability to manage inventory and asset risk, including its ability to manage BlackBerry PlayBook tablet sell-through programs; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenue and reputational damage associated with service disruptions; RIM's ability to realize the anticipated benefits of its cost optimization program and Cost Optimization and Resource Efficiency program; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers, including the suppliers RIM has selected for its BlackBerry 10 smartphones; security risks and risks related to the collection, storage, transmission, use and disclosure of user and personal information; RIM's ability to successfully maintain and enhance its brand; RIM's reliance on key personnel; potential charges relating to the impairment of goodwill or other intangible assets on RIM's balance sheet; RIM's ability to expand and enhance BlackBerry App World; risks related to third party manufacturers and RIM's ability to manage its production processes; risks related to RIM's international operations; risks related to encryption technology; potential defects in RIM's products; RIM's ability to manage growth; and difficulties in forecasting RIM's financial results, particularly over longer periods given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and the "Cautionary Note Regarding Forward-Looking Statements" section of RIM's MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Contact Information

Media Contact:
RIM Corporate Communications
Tenille Kennedy
(519) 888-7465 x73684
tkennedy@rim.com

RIM Media Relations Hotline
(519) 888-7465 x77273
mediarelations@rim.com

Investor Contact:
RIM Investor Relations
(519) 888-7465 x75950
investor_relations@rim.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date:	January 31, 2012	By:	/s/ Edel Ebbs
			Name:	Edel Ebbs
			Title:	Vice President, Investor Relations